FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         22 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 22 November 2002.




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc


2. Name of director

David Finch


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Computershare Trustees (C.I.) Limited


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Vesting of first tranche of award of mmO2 shares under the mmO2 Restricted Share Plan granted in 2001


7. Number of shares / amount of stock acquired

201,535


8. Percentage of issued class

De minimis


9. Number of shares/amount of stock disposed




10. Percentage of issued class

De minimis


11. Class of security

Ordinary


12. Price per share

54.25 pence


13. Date of transaction

22 November 2002


14. Date company informed

22 November 2002


15. Total holding following this notification

607,645


16. Total percentage holding of issued class following this notification

De minimis


If a director has been granted options by the company please complete the following boxes.


17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

Kelly Knight - 01753 628138


25. Name and signature of authorised company official responsible for making this notification

Kelly Knight - Group Secretariat


Date of Notification

22 November 2002




The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 mmO2 plc


Date: 22 November 2002                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary